

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 12, 2006

Mr. Michael Bogin
Chief Financial Officer
Alberta Star Development Corp.
200 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2 Canada

      Re: **Alberta Star Development Corp.**
             Form 20-F for Fiscal Year Ended November 30, 2005
             Filed March 13, 2006
             File No. 000-31172

Dear Mr. Bogin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended November 30, 2005

Controls and Procedures, page 50

1.   Please revise the last sentence of the third paragraph to state whether there has been any change in your internal control over financial reporting that occurred during your fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with the guidance in Item 15(d) of Form 20-F.

Financial Statements

2.   Please number all pages in your financial statements section.

Report of Independent Registered Public Accounting Firm

3.   Please have your auditors add the missing number to the note referenced in the comments for United States of America readers section.

Statements of Cash Flows

4.   Tell us why you classified the amount of your "Change in accounting policy" line item as a financing cash flow activity. Please cite the authoritative accounting literature that you believe supports your view.

Schedule 1 – Summary of Mineral Properties Expenditures

5.   Please add disclosure in this Schedule, and in Note 7, to sufficiently explain how and why recoveries of mineral property costs occurred.

Note 4 – Available for Sale Investments

6.   Please add the missing note reference that corresponds with the exploration property option agreement that you indicate.

Note 17 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles

7.   Please expand your disclosure under note (ii) to sufficiently explain why you reflected a $189,176 stock-based compensation adjustment to share capital and deficit for U.S. GAAP purposes, versus your accounting treatment applied under Canadian GAAP.
        Additionally, correct the other note references alongside your reconciling line items.

Engineering Comments

General

8.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Contact Lake Mineral Claims - Contact Lake, Northwest Territories, pages 18 & 23

9.   We note your disclosure in the forth paragraph of this section, referring to the Echo Bay mine properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these adjacent mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to your property; and instead focus the disclosure solely on your property.

Port Radium - Crossfault Lake Mineral Claims, Northwest Territories, page 23

10.   For the properties Crossfault Lake, Eldorado, Glacier Lake, and North Contact Lake, provide the disclosures required by Industry Guide 7(b). In particular, for each property, provide the following information:

- The location, means of access to the property, and transportation from the property.
- Any conditions that must be met in order to obtain or retain title to the property.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment and other infrastructure facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7(b), paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

11.   Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F . Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

12.   Expand the disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- Alternatively, disclose there are no current detailed plans to conduct exploration on the property, if true.

Meridian Lake Property - Reliance, Norwest Territories, page 27

13.   The last paragraph of this section refers to assays up to 1.37 % copper. As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Revise all disclosures about properties that appear in your filing accordingly.

Documents on Display page 49

14.   Please correct the address for the SEC reading room to 100 F Street NE, Washington D.C.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief